October 11, 2016

By EDGAR Submission

Ms. Courtney Haseley, Esq.

Attorney Advisor

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Middlesex Water Company

Proxy Statement – Disclosures Re: Named Executive Officer Incentive

Compensation

File No. 0-00422

Dear Ms. Haseley:

On behalf of Middlesex Water Company (“Middlesex Water”), this letter responds to your informal inquiry of September 27, 2016 in which the Commission Staff requests that Middlesex Water provide additional detail with respect to Named Executive Officer (“NEO”) incentive compensation disclosure on a going-forward basis in its annual proxy statement: (1) the target amount of each NEO; (2) how those target amounts for each NEO were determined; and (3) the actual amount as to how the individual component of the incentive for each NEO was achieved.

Enclosed for your review is the form of proposed additional prospective disclosure that we would expect to insert in the Compensation Discussion & Analysis section of the Proxy.

Please feel free to contact me with any further questions or need for clarification of the above responses.

Sincerely,

/s/ Jay L. Kooper

Jay L. Kooper
Vice President, General Counsel & Secretary

Ms. Courtney Haseley, Esq.

October 11, 2016

In connection with a market-based analysis of total compensation conducted by our independent consultant in the Company’s most recent executive compensation study, the Company established a long-term incentive target as a percentage of base salary. The respective financial and non-financial long-term award target percentages comprising the total award target percentage for each NEO for awards considered in 2015 were as follows:

Name	Base Salary at Grant Date	Target Restricted Stock Award	Financial Target Component	Non-Financial Target Component
Dennis W. Doll	$477,086	57%	80%	20%
A. Bruce O’Connor	$269,063	33%	60%	40%
Richard M. Risoldi	$269,063	33%	60%	40%
Gerard L. Esposito	$186,499	18%	60%	40%
Bernadette M. Sohler	$180,298	22%	60%	40%

The values of the respective financial and non-financial long-term award targets for each NEO were as follows:

Name	Target Restricted Stock Award	Financial Target Component	Non-Financial Target Component
Dennis W. Doll	$271,936	$217,548	$54,388
A. Bruce O’Connor	$ 88,788	$ 53,272	$35,516
Richard M. Risoldi	$ 88,788	$ 53,272	$35,516
Gerard L. Esposito	$ 33,569	$ 20,142	$13,427
Bernadette M. Sohler	$ 39,660	$ 23,793	$15,867

In order for any NEO to be eligible for any amount of a long-term incentive award, the Committee, and ultimately the full Board, considers a variety of qualitative factors in their overall assessment of the individual and collective performance of the NEOs. Such factors align with the Company’s published core values. Elements of such values include, but are not limited to:

•	Legal and regulatory compliance
•	Compliance with the Company’s Code of Conduct
•	Strong customer focus
•	Teamwork
•	Social responsibility
•	Continuous improvement

In its further assessment of the extent to which long-term incentive awards would be made relative to performance, the Committee evaluated the performance of each respective NEO, based upon the following financial and operational metrics.

The financial target award metric of Budgeted Income Before Income Taxes, on which the financial target awards for all NEOs were based, was $26.9 million.

Ms. Courtney Haseley, Esq.

October 11, 2016

The non-financial target award metrics established for each NEO were as follows:

Name	Non-Financial Performance Metrics
Dennis W. Doll	• Achieve appropriate progress in enterprise-wide customer growth initiatives. • Engage in appropriate thought leadership opportunities to further promote the interests of shareholders and customers.
A. Bruce O’Connor

•    Complete major project to define and implement new accounting methods in connection with new federal income tax regulations for tangible property.

•    Achieve acceptable outcomes in all pending regulatory proceedings.

Richard M. Risoldi

•    Manage all operational responses for all pending rate proceedings.

•    Further leverage capabilities of the Company’s Enterprise Resource Planning system for additional operational efficiencies and cost control.

Gerard L. Esposito

•    Achieve appropriate progress in developing subsidiary contract operations business.

•    Successfully manage negotiations for transfer of ownership, as well as other contractual matters, on selected key projects.

Bernadette M. Sohler

•    Expand outreach to the investment community in addition to completing other selected investor relations initiatives.

•    Redesign, reconfigure and make overall improvements to electronic media for the benefit of customers, employees and shareholders.

The Company does not have established threshold and maximum award percentages defined relative to each financial and non-financial performance goal. There is no implicit expectation that partial awards would be made relative to the Company financial target, or the non-financial targets, if the target is not fully met. As the non-financial award targets are qualitative in nature, a significant element of judgment is applied by the Committee in assessing the extent to which the target was, or was not achieved. Awards are therefore recommended in the sole judgment and discretion of the Committee, with the ultimate approval of the full Board.

The Committee concluded that the company financial incentive target of Budgeted Income Before Income Taxes had been fully met. In addition, the Committee assessed the extent to which the non-financial incentive goals were met for each NEO. Consequently, the Committee, and subsequently the full Board, approved the following restricted stock awards in the following values:

Name	Company Financial Goal	Non-Financial Operational Goal #1 Award	Non-Financial Operational Goal #2 Award	Total Long-Term Incentive Award
Dennis W. Doll	$217,548	$27,194	$27,194	$271,936
A. Bruce O’Connor	$ 53,272	$26,637	$ 8,879	$ 88,788
Richard M. Risoldi	$ 53,272	$17,758	$17,758	$ 88,788
Gerard L. Esposito	$ 20,142	$ 3,357	$ 5,040	$ 28,539
Bernadette M. Sohler	$ 23,793	$ 7,933	$ 7,934	$ 39,660